T3 TRADING GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO SEC RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T3 Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 State Street Plaza, 10th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xiaoyan Li 646-845-4293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S Certified Public Accountants PLLC
(Name – if individual, state last, first, middle name)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Hendelman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T3 Trading Group, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

NADAV SAPEIKA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SA6352936
Qualified In New York County
My Commission Expires 01-09-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of T3 Trading Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T3 Trading Group, LLC (the "Company") (a limited liability company), as of December 31, 2018 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of T3 Trading Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3 as contained on pages 12 and 13, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 27, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

T3 TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	1,018,356
Due from broker		3,009,780
Securities owned, at fair value		25,403,640
Furniture and equipment (net of accumulated depreciation of $6,058)		1,594
Other assets		291,160
Total assets	$	29,724,530
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	6,766,070
Due to broker		4,508,774
Due to related party		8,337
Accounts payable and accrued expenses		668,718
Total liabilities		11,951,899
Members' equity		17,772,631
Total liabilities and members' equity	$	29,724,530

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE	
Net gain from principal trading transactions	$ 14,480,328
Total Revenue	14,480,328
EXPENSES	
Trading expenses	5,091,699
Legal and professional fees	81,439
Salaries and payroll taxes	1,687,306
Insurance	3,637
Rent and occupancy costs	492,306
Contracted services	688,800
Regulatory fees	88,530
Computer and related expenses	252,925
Depreciation	1,275
Email archiving	84,712
Other expense	452,472
Total expenses	8,925,101
Net Income	$ 5,555,227

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Members' Equity
Members' equity, at December 31, 2017	$ 18,429,387
Capital contributions	12,734,448
Capital withdrawals	(18,946,431)
Net income	5,555,227
Members' equity, at December 31, 2018	$ 17,772,631

See accompanying notes to financial statements.

T3 TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net income	$ 5,555,227
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,275
Changes in operating assets and liabilities:	
Due from broker	(1,283,165)
Due to broker	(2,634,318)
Due to related party	6,973
Securities owned, at fair value	4,778,327
Other assets	94,353
Securities sold, not yet purchased, at fair value	36,396
Accounts payable and accrued expenses	272,113
Net cash provided by operating activities	6,827,181
Cash flows from financing activities	
Capital contributions	12,734,448
Capital withdrawals	(18,946,431)
Net cash used in financing activities	(6,211,983)
Net change in cash	615,198
Cash - December 31, 2017	403,158
Cash - December 31, 2018	$ 1,018,356

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a Member of the NASDAQ OMX PHLX exchange. The Company engages primarily in proprietary trading of exchange listed equity securities and equity option contracts. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observable prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost net of accumulated depreciation. Deprecation is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from 5 to 7 years.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the difference between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of its position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The tax years of 2015 to present remain subject to examination by taxing authorities.

1. Nature of operations and summary of significant accounting policies (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

The Company is primarily engaged in "self -trading" for its owners and is exempt from NYC UBT on the basis of a statutory exemption for an entity that does not otherwise operate a business in New York City, as defined in the UBT law.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014- 09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

2. Fair value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned:				
Stocks	$ 25,257,411	-	-	$ 25,257,411
Options	146,229	-	-	146,229
Total	$ 25,403,640	-	-	$ 25,403,640
Liabilities (at fair value)				
Securities sold, not yet purchased:				
Stocks	$ 6,728,684	-	-	$ 6,728,684
Options	7,386	-	-	7,386
Total	$ 6,736,070	-	-	$ 6,736,070

As of December 31, 2018 the Company held no Level 2 or Level 3 investments.

3. Due from broker and Due to broker

Due from broker and Due to broker includes cash balances, etc. held with the clearing brokers, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing brokers – Electronic Transaction Clearing, Inc. and ICBC Financial Services LLC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty risk.

Amounts due from clearing brokers and due to clearing brokers at December 31, 2018, consist of the following:

Due from broker:	$ 3,009,780
Due to brokers:	$ 4,508,774

4. Securities sold, not yet purchased

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Furniture and Equipment

Furniture and equipment, at cost, consisted of following at December 31, 2018:

Furniture and equipment	$ 8,928
Less: Accumulated depreciation	$(7,334)
Furniture and equipment, net	$ 1,594

6. Members' equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns all of the Class A membership interests.

The Manager Member may admit to the Company one or more members. The consent or agreement of all existing members to such admission is not required. Each member may make cash contributions to the Company which are determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A member is T3 Companies, LLC.

Class B members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of proprietary traders.

Class C members are comprised of proprietary traders.

In accordance with the operating agreement, each Class A, B or C member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. The Company maintains an omnibus account with its broker. Income and loss resulting from the Class B and C members individual trading activity are allocated to the respective capital accounts of the Class B and C members, subject to certain charges for the execution and clearing of trades made by the Class B and C members and interest expense for position held in the Company's omnibus account with its broker. The Class B and C members also share an agreed upon percentage of their gains with the Class A member.

6. Members' equity

Allocation of profits and losses

Net trading gains or losses are allocated to the respective Class C members' capital accounts. However, losses shall only be allocated to the extent that any such Class C members' capital account is not reduced below zero. Losses in excess of any such Class C members' capital are allocated to the Class B member if the Class C member is associated with a Coordinated Trading Group; if the Class C member is not associated with a Coordinated Trading Group, losses are allocated to the Class A member.

Class B member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B members based on the difference in wholesale processing charges agreed with the Class B members and the aggregate of all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group.

Net income or loss is allocated to Class A members on a pro rata basis, after allocations to B and C Members, based on the Class A members' ownership interest.

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired all of the issued and outstanding Class A limited liability company membership interest of the Company.

7. Commitments and Contingent Liabilities

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $12,662,072, which was $12,562,072 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 5.35%.

10. Related party transactions

The Company has expense sharing agreements with affiliates. These agreements contain provisions for services provided to the Company for office space, general and administrative support, and trading software and hardware maintenance. Compensation for these services is included in Contracted Services, Salaries and Payroll Taxes, Rent and Occupancy Costs and Computer and Related Expenses on the Statement of Operations. The Company has a Due to Related Party of $8,337 on the Statement of Financial Condition. The Company's office space is subleased from an affiliate, which has an underlying lease agreement with the owner extending through 2022.

11. Subsequent events

Management has evaluated subsequent events and no events have been identified by management which require disclosure.

T3 TRADING GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total members' equity		$ 17,772,631
Deductions		
Non-allowable assets:		
Other Assets	291,160	
Fidelity bond coverage	13,000	
Fixed assets	1,594	
		(305,754)
Net capital before haircuts on securities positions		17,466,877
Haircuts and undue concentration on securities		(4,804,805)
Net capital		$ 12,662,072
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 668,718	
Due to related party	8,337	
		$ 677,055
Computation of net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000 minimum net capital)		$ 100,000
Net capital in excess of minimum requirement		$ 12,562,072
Percentage of aggregate indebtedness to net capital		5.35%

There are no material differences between the above net capital computation and the Company's corresponding unaudited FOCUS Part IIA Form X-17A-5 as of December 31, 2018, as filed on January 25, 2019.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

Determination of the Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule. The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of T3 Trading Group, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) T3 Trading Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T3 Trading Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) T3 Trading Group, LLC stated that T3 Trading Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T3 Trading Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T3 Trading Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 27, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

T3 Trading Group, LLC's Exemption Report

T3 Trading Group, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3- 3 (k)(2) throughout the year ended December 31, 2018.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(i) throughout the year ended December 31, 2018 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through February 27, 2019.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

T3 Trading Group, LLC

I, Sean Hendelman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Chief Executive Officer
Date: February 27, 2019



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
T3 Trading Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by T3 Trading Group, LLC and the SIPC, solely to assist you and SIPC in evaluating T3 Trading Group, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. T3 Trading Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on T3 Trading Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of T3 Trading Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 27, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment	July 24, 2019	$ 7,526	
SIPC - 7 General Assessment	February 13, 2019	8,039	$ 15,565
Total		$ 15,565	$ 15,565